Trend Mining Company
 5439 South Prince Street
Littleton, Colorado 80120
(303) 798-7363

April 17, 2006

Mr.Ryan C. Milne
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Trend Mining Company
Form 8-K, Item 4.01 Filed April 7, 2006 Commission File No. 000-31159

Dear Mr. Milne:

        Set forth herein is our response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 7, 2006, with respect to the Form 8-K filed with the Commission on April 7, 2006.

        Courtesy copies of this letter have been sent to the Staff via courier.

        For your convenience, we have reprinted the Staff’s written comment below prior to our response.

Form 8-K filed April 7, 2006

1.	We note in your September 30, 2005 Form 10-KSB/A that you concluded that your disclosure controls and procedures were ineffective as of the fiscal year ended September 30, 2005, as a result of restatements to your financial statements. Please tell us how you considered the guidance in Item 304(a)(iv)(B) (sic) of Regulation S-B, regarding any reportable event (i.e. internal control weakness, etc.) that the former accountant advised you during the two most recent fiscal years and subsequent interim period through the date of termination. If necessary, revise your Form 8-K to provide the disclosures by Item 304 of Regulation S-B to the extent you believe that a reportable event occurred.

In connection with our preparation of the Form 8-K filed on April 7, 2006, we reviewed Item 304(a)(1)(iv)(B) of Regulation S-B. Our former accountant did not advise us of any situation of

Trend Mining Company

Mr. Ryan C. Milne
April 17, 2006

the kind described in Item 304(a)(1)(iv)(B) of Regulation S-B. Thus, as provided in the Item, such disclosures were not made.

2.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 from your former accountants stating whether the accountant agrees with the statements made in your revised 8-K.

As stated in our response to #1 above, no changes need to be made to our Form 8-K filed April 7, 2006.

As part of our response to the Staff’s comments, we hereby acknowledge the following:

•	that Trend Mining Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K filed April 7, 2006 (the “Filing”);

•	that the Securities and Exchange Commission’s (the “Commission”) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	Trend Mining Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

        Thank you for your assistance in this matter. Please feel free to call me at (303) 798-7363 if you have any questions about this letter.

Sincerely,
/s/ Thomas A. Loucks Thomas A. Loucks President and Chief Executive Officer